Executive Summary

The $117 billion dollar Used automobile industry is experiencing a dramatic transformation that will forever alter the way used vehicles are marketed and sold. As Used Car Dealerships, change their operational structure and methods. **Sigma Auto Capital LLC.** has recognized these shifting dynamics and positioned itself to take maximum advantage of rapidly changing consumer and economic trends. **Sigma Auto Capital LLC.** mission is to provide quality used vehicles, thousands of dollars below market value to the used car dealers of the United States. The economic results of the successful accomplishment of this mission will be significant profits both for car dealers and for **Sigma Auto Capital LLC.** Sigma is a Licensed Car Dealer and a Full-Service Auto Body Repair Center. We use the latest tools and techniques to ensure vehicle repairs are conducted correctly. Over the past several years we have provided all types of auto body and collision services for family cars, local law enforcement agencies, fleet management companies, dealerships and more. We provide Auto Body Collision Repair and Automotive Painting Services for all makes and models, performed by highly trained, certified technicians. We buy damaged cars at Insurance Auto Auctions, Repair damage and finally we resell vehicles to car dealers all over the United States. All vehicles are presold before Sigma Purchases vehicles from auction.

Our CEO is **Andre Christopher Barnes**; he is experienced and well known in this industry. He has 15 years experience in Car Repair and Car Sales. He is a Licensed Car Dealer for the past 15 years and is also an ASE Certified Technician. Currently Sigma employs 8 ASE and ICAR Certified Technicians and will be hiring more employees in order to fulfill our current customers' demands.

Sigma Auto Group produced about 10 cars a month. Last year (2019), We had a total of 1.5 million dollars in revenue. We would like to increase our production to 100 vehicles a month for the next 12 months and then eventually 150 vehicles a month. For us, satisfying our clients is the most important goal we have. Our Collision Repair Center is a 6,000 sq. ft. facility, which is equipped with 15 repair stalls and 8 technicians specifically trained to work on all vehicles. Our auto body repair department has 5 repair stalls, plus 4 stalls dedicated to unibody straightening and measuring. We utilize Car Bench and Chief Unibody Repair Equipment.

Our mechanical repair department consists of 2 stalls designed to repair or replace any mechanical related issues that could occur during a collision. These include things like suspension damage, tire and wheel replacement and airbag replacement. Our auto paint department consist of 5 stalls, 1 containing semi down draft heated paint booth. These car paint job stations help ensure the cleanest possible auto body paint work. The refinish products are exclusively Du Pont Paint Products. Our associates hold and maintain certifications from the following:

✔ ASE Certification
✔ I-Car Certification

As the automotive industry becomes increasingly sophisticated, dealers are looking outward for assistance for purchasing quality inventory, improving margins, containing costs, developing additional profit centers and designing programs that will meet consumer demands today and in the coming years.

 In response to our customer's needs, **Sigma Auto Capital LLC.** has developed an integrated system to allow potential clients to get good quality vehicles, thousands of dollars below wholesale value. **Sigma Auto Capital LLC.** work independently and collectively to provide a customized product package to each client.

Sigma Auto Capital LLC. is a registered Used Car Dealership / Repair Shop that is located on 3962 Ne 5 Terrace Oakland Park FL 33334. We are aware that there are several large and small online and offline car dealership centers all around the united states, which is why we spent time and resources to conduct a thorough feasibility study on the used car market, to be well positioned to favorably source vehicles based on the geographic of our customers. **Sigma Auto Capital LLC.** will always demonstrate our commitment to sustainability, individually and as a firm, by actively participating in our communities and integrating sustainable business practices wherever possible. We will ensure that we hold ourselves accountable to the highest standards by meeting our customers' needs precisely and completely.

Product and services

There are over 140k Used Car Dealers in the US and with so much competition, dealers are having an ongoing problem of acquiring quality inventory at competitive wholesale prices. Most cars sold at auto Auctions have many different mechanical and structural problems, that can cost dealers thousands of dollars to repair. To solve this problem, **Sigma Auto Capital LLC**, provides a concierge buying service to used car dealers only. We save dealers time, money and the complete buying process. Sigma purchases damaged vehicles from Insurance Auto Auctions, repair them in our facility and then resell them to our dealers after repairs are complete. Sigma has partnered with dealers all over the US.

Our Process:

1. Dealer submits desired vehicle list.
2. Sigma sources vehicles from Insurance Auctions.

3. Sigma and Dealer agree on total purchase price (unit presold to Dealer).

4. Sigma purchases vehicle from auction.

5. Sigma arranges vehicle transport from auction.

6. Sigma repairs, recondition, inspects and cleans vehicle.

7. Dealer takes delivery of vehicle no repairs or reconditing needed. (unit Lot Ready)

With our concierge buying service Dealers can save thousands and make thousands.

Vision statement

We will seek to continuously improve our skills and the quality of our vehicles. **Sigma's** goal is to be established as a leading automotive dealer group in our local area and all around the United States, and to become the benchmark for financial performance and client satisfaction.

Mission statement

Our mission is to establish an excellent used car buying service only for Dealers. This will make available a wide range of used cars from top manufacturing brands at amazing prices to the car dealers all over the United States.

Why you should choose Us?

✔ Experienced professional staff.

✔ Providing more value then compensated for.

✔ We provide a high demand quality product.

✔ We are open 7 days week.

Keys to Success

The keys to success for **Sigma Auto Capital LLC.** are as follows:

- ✔ Initial capitalization obtained.
- ✔ All trademark applications filed.
- ✔ The ability to generate early revenue from direct sales to car dealers.
- ✔ Recruiting top-notch Certified Auto Body Technicians.
- ✔ Increased product development and continue market share gain to continue upward revenue growth.

Company Goals

Short-term goals

- ✔ Increasing our market share in the used car industry. We want to generate a good share of total revenue.
- ✔ Increasing the effectiveness of B2B marketing
- ✔ Increasing the efficiency of sales.
- ✔ Expanding into new markets in different cities of **United States**

Long-term goals

- ✔ Increase business wealth
- ✔ Increase wholesales
- ✔ Brand Recognition
- ✔ Creating a goodwill

Our business structures

We are quite aware that the success of any business lies in the foundation on which the business is built on, which is why we have decided to build our used car dealership business on the right business foundation. We want to build a business of dedicated workforce who will go all the way to ensure that our potential clients are satisfied with buying our used car from us. In other to achieve this, we are aware that it takes a business with the right employees and structure to achieve all that we have yet to achieve. Our Management team consists of three major people. **Andre Barnes** is the CEO of the company. **Karen Cordero**, she is the office manager with 6-year experience. We have **Ricardo Gomes**; he is the Production Manager with over 20-year experience as a body shop foreman.

- ✔ Chief Executive Officer – CEO
- ✔ Certified Automobile Technicians
- ✔ Shop supervisor
- ✔ Office Manager

Roles and Responsibilities

Chief Executive Officer – CEO

- ✔ Increases management's effectiveness by recruiting, selecting, orienting, training, coaching, counseling, and disciplining managers; communicating values, strategies, and objectives; assigning accountabilities; planning, monitoring, and appraising job results; developing incentives; developing a climate for offering information and opinions; providing educational opportunities.
- ✔ Responsible for providing direction for the business
- ✔ Creates, communicates, and implements the organization's vision, mission, and overall direction – i.e. leading the development and implementation of the overall organization's strategy
- ✔ Defines job positions for recruitment and managing the interviewing process
- ✔ Carries out staff induction for new team members
- ✔ Responsible for training, evaluation, and assessment of employees
- ✔ Designs job descriptions with KPI to drive performance management for clients
- ✔ Responsible for signing checks and documents on behalf of the company
- ✔ Evaluates the success of the organization

SWOT Analysis

Strengths

✔ Our location, business model varieties of payment options, a wide range of used cars from different manufacturing brands and models.

✔ Our team has highly qualified staff is a big strength for us.

✔ **Full range of service**: **Sigma Auto Capital LLC.** offers extended service plans, service/repair, and wholesale auction for used vehicles that do not meet requirements.

✔ **Customer confidence**: The Company's focus on four core client's benefits (low, no-haggle prices; a broad selection; high-quality vehicles; and a customer-friendly sale process) results in high customer satisfaction and word-of-mouth promotion.

Weaknesses

✔ We are lacking of good amount of funding to expand the business.

Opportunities

✔ We have been able to conduct thorough feasibility studies and market survey and we know what our potential clients will be looking for when they reach out to Sigma Auto Capital LLC.

✔ **New markets**: The Company plans to grow 15% to 20% per year. We will expand our location after 24 months.

✔ Used-car prices will continue to increase because of greater demand, but also because of a shortage of vehicles. This can be attributed mainly to the economic downturn, in which leasing declined substantially and was even banned by some manufacturers.

Threats

✔ Just like any other business, one of the major threats that we are likely going to face is the economic downturn. It is a fact that the economic downturn affects purchasing/spending power.

✔ Unfavorable government policies may also pose a threat to businesses such as ours.

✔ **Economic conditions**: The Company is vulnerable to client's credit availability and delinquency, interest rates, gas prices, and discretionary spending.

✔ **Capital**: Changes in the availability or cost of capital and working capital financing is a threat to **Sigma Auto Group, Inc.**

✔ **Inventory:** "A reduction in the availability or access to sources of inventory would adversely affect our business," according to the company.

Our Target Market

We are in business to wholesale a wide range of used cars to the following groups of people;

✔ Car Dealer

✔ Car wholesalers

Market analysis

This statistic represents the number of new and used light vehicle sales in the United States from 2000 through 2018. In 2018, sales of used light vehicles in the United States came to around 40 million.

Number of new and used light vehicle sales in the United States from 2000 to 2018(in millions)

Statistics & Facts

- The United States has one of the largest automotive markets in the world. In 2018, U.S. light vehicle sales reached 17.2 million units, the fourth straight year in which sales reached or surpassed 17 million units. Overall, the United States is the world's second-largest market for vehicle sales and production.

- Since Honda opened its first U.S. plant in 1982, almost every major European, Japanese, and Korean automaker has produced vehicles and invested more than $75 billion in the United States. The U.S. affiliates of majority foreign-owned automotive companies directly support more than 400,000 U.S. jobs. Additionally, many automakers have U.S.-based engine and transmission plants, and conduct R&D, design, and testing in the United States. Total foreign direct investment in the U.S. automotive industry reached $114.6 billion in 2018.

- The automotive industry is also at the forefront of innovation. New R&D initiatives are transforming the industry to better respond to the opportunities of the 21st century. According to Auto Alliance, of the $105 billion spent on R&D globally, almost a fifth ($18 billion) is spent in the United States.

- In 2018, the United States exported 1.8 million new light vehicles and 131,200 medium and heavy trucks (valued at over $60 billion) to more than 200 markets around the world, with additional exports of automotive parts valued at $88.5 billion. With an open investment policy, a large consumer market, a highly skilled workforce, available infrastructure, and local and state government incentives, the United States is the premier market for the 21st-century automotive industry. (Source)

- The nation's 16,753 franchised dealers sold 17.22 million light-duty vehicles.

- Total new-vehicle sales topped $1 trillion.

- Dealerships wrote more than 310 million repair orders, with service and parts sales totaling more than $116 billion. (Source)

- **62% of prime car buyers chose used vehicles in Q1 2019:** The industry may be selling fewer brand-new vehicles, but Americans have not stopped buying. The majority of prime consumers are becoming more interested in used vehicles, for the average price of new cars on the market has gone over $36,000, and the interest rates have turned less appealing.

- **The average revenue per utility vehicle escalated from $800 to $33,100 in Q1 2019:** The pockets of automakers are not hurting despite the cooling off of the overall auto retail market. Manufacturers are shifting their focus to more profitable SUVs, pickups, and crossover utility vehicles, which increased in sales by 2% in the first quarter of 2019. This automobile statistic inspires optimism for the industry's immediate future.

- **Rising used-car demand gifted dealers a historic sales year:** Dealership groups owe a debt of gratitude to scorching demand for used vehicles to achieve sales milestones in 2018. Group 1 Automotive retailed 13.9% more used cars in 2018 to attain an all-time high of $11.6 billion in revenue. Asbury Automotive also had a prosperous 2018 after setting a new revenue record of $6.9 billion. The company's used-car sales grew by 5%, resulting in an increase of 7% in used-vehicle gross profit.

Our Pricing Strategy

Pricing is one of the key factors that gives leverage to used car dealers. We know we do not have to compete with other companies therefore, we can assure that the prices of all the products are comfortable to each dealer. Each item will be sold at $3,000-$6000 under current wholesale prices. We have a plan to do profit 10-35% on each sale.

We will apply the following pricing strategy to do more sales

- ❖ Wholesale price: Choosing the right pricing strategy for our brand
- ❖ Keystone pricing: A simple markup formula
- ❖ Multiple pricing: The pros and cons of bundle pricing
- ❖ Loss-leading pricing: Increasing the average transaction value
- ❖ Psychological pricing: Use charm pricing to sell more with odd numbers

Contingency Plan and Exit Strategy

Contingency Plan

Like every other business, **Sigma Auto Capital LLC.** is expected to be faced with challenges especially forces and trends in the market environment which includes economic environment and technology environment. We have thus made plans as proactive people such that issues are anticipated, risks are managed, the business is quickly solving the problem and making no sound. A lot of risks have been anticipated and our management plan is a program to cover it.

Exit Strategy

It is true that, no matter how successful a business/ company is, a time will come when we might not want to continue its operations due to a number of reasons such as a change in vision, economic conditions and many more. When a scenario like this occurs, we will exist operation by liquidating our asset. Our exit strategy will be

- ✔ Sell of the business
- ✔ Merge with other business
- ✔ Sell Some Valuable Asset
- ✔ Find out new Strategy

Investment Offer

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Membership Percentage of Class B	Price per Unit

				Members	
Class B Membership Units	1,070,000	5,350,000	No	20%	$1